EXHIBIT 1

FOR IMMEDIATE RELEASE	10 January 2012

WPP PLC (“WPP”)

Kantar to acquire majority stake in Oasis Insights, an independent market research business in Pakistan

WPP announces that it has agreed to acquire, through the Kantar network, a majority stake in Oasis Insights (Private) Limited (“Oasis”), an insight and consultancy business based in Karachi, subject to regulatory approvals.

Founded in 1996 by Mr Moazzam Al Qadri, Oasis offers insight and consultancy services to clients across all business sectors. Oasis employs 105 people and clients include Engro Foods, Mobilink, PTC, Ufone and Unilever.

Oasis’ revenues for the year ended 30 June 2011 were approximately PKR 254 million, with gross assets at the same date of approximately PKR 109 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Pakistan is one of the fastest-growing markets in the world, identified by Goldman Sachs as one of the Next 11 economies to watch. WPP businesses (including associates) in the Next 11 markets generate revenues of more than US $700million and employ more than 9000 people.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204